SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 5)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SRI/Surgical Express, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

78464W104

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP NO. 78464W104	Page 2 of 7

1	NAME OF REPORTING PERSON Wayne R. Peterson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 62,108
6 SHARED VOTING POWER 650,323
7 SOLE DISPOSITIVE POWER 62,108
8 SHARED DISPOSITIVE POWER 650,323

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 712,431
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.0%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 78464W104	Page 3 of 7

1	NAME OF REPORTING PERSON Peterson Partners, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 576,670
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 576,670

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 576,670
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 78464W104	Page 4 of 7

1	NAME OF REPORTING PERSON Peterson Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 576,670
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 576,670

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 576,670
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9%
12	TYPE OF REPORTING PERSON CO

Item 1.	(a)	Name of Issuer:

SRI/Surgical Express, Inc.

Item 1.	(b)	Address of Issuer’s Principal Executive Offices:

12425 Race Track Road Tampa, Florida 33626

Item 2.	(a)	Name of Person Filing:

(1) Wayne R. Peterson (2) Peterson Partners, Ltd. (3) Peterson Holdings, Inc.

Item 2.	(b)	Address of Principal Business Office or if None, Residence:

(1) 2779 Camden Road Clearwater, Florida 33759 (2) 2779 Camden Road Clearwater, Florida 33759 (3) 2779 Camden Road Clearwater, Florida 33759

Item 2.	(c)	Citizenship:

(1) United States of America (2) Colorado (3) Colorado

Item 2.	(d)	Title of Class of Securities:

Common Stock

Item 2.	(e)	Cusip Number:

78464W104

Item 3.	Statements filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership

	(a)	Amount Beneficially Owned:

(1) 712,431* (2) 576,670 (3) 576,670

*  This amount includes (1) 42,608 shares of Common Stock owned by the Wayne R. Peterson Grantor Retained Annuity Trust, of which Wayne R. Peterson is trustee, (2) 42,609 shares of Common Stock owned by the Theresa A. Peterson Grantor Retained Annuity Trust, of which Theresa A. Peterson, Mr. Peterson’s wife, is trustee, (3) 31,044 shares of Common Stock owned by Mr. and Mrs. Peterson as tenants by the entireties, and (4) 576,670 shares of Common Stock owned by Peterson Partners, Ltd., a Colorado limited partnership, of which Peterson Holdings, Inc., a Colorado corporation, is the general partner. Mr. Peterson is the President of Peterson Holdings, Inc. and Mr. and Mrs. Peterson jointly own all of the issued and outstanding voting stock of Peterson Holdings, Inc. This amount also includes 19,500 shares of Common Stock issuable on exercise of stock options held by Mr. Peterson that are currently exercisable.

	(b)	Percent of Class:

(1) 11.0% (2) 8.9% (3) 8.9%

	(c)	Number of shares as to which such person has:

(1):

		(i)	sole power to vote or to direct the vote:

62,108

		(ii)	shared power to vote or to direct the vote:

650,323

		(iii)	sole power to dispose or to direct the disposition of:

62,108

		(iv)	shared power to dispose or to direct the disposition of:

650,323

(2):

		(i)	sole power to vote or to direct the vote:

0

		(ii)	shared power to vote or to direct the vote:

576,670

		(iii)	sole power to dispose or to direct the disposition of:

0

		(iv)	shared power to dispose or to direct the disposition of:

576,670

(3):

		(i)	sole power to vote or to direct the vote:

0

		(ii)	shared power to vote or to direct the vote:

576,670

		(iii)	sole power to dispose or to direct the disposition of:

0

		(iv)	shared power to dispose or to direct the disposition of:

576,670

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Theresa A. Peterson, Wayne R. Peterson’s wife, has the power to direct the receipt of dividends from, or the proceeds from the sale of, (1) 42,609 shares of Common Stock owned by the Theresa A. Peterson Grantor Retained Annuity Trust, of which Mrs. Peterson is trustee, (2) 31,044 shares of Common Stock owned by Mr. and Mrs. Peterson as tenants by the entireties, which power is shared with Mr. Peterson, and (3) 576,670 shares of Common Stock owned by Peterson Partners, Ltd., which power is shared with Mr. Peterson.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2009

/s/ Wayne R. Peterson	PETERSON PARTNERS, LTD.
WAYNE R. PETERSON

	By:	Peterson Holdings, Inc., its general partner

	By:	/s/ Wayne R. Peterson
Wayne R. Peterson, President

PETERSON HOLDINGS, INC.

By:	/s/ Wayne R. Peterson
Wayne R. Peterson, President